

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Christopher M. Abundis
Executive Vice President, Chief Financial Officer & General Counsel
SILVERBOW RESOURCES, INC.
920 Memorial City Way, Suite 850
Houston, Texas 77024

> **Re: SILVERBOW RESOURCES, INC.**
> **Registration Statement on Form S-3**
> **Filed August 27, 2021**
> **File No. 333-259122**

Dear Mr. Abundis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-344-9074 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary H. Holmes